Exhibit 21.1

Subsidiaries of the Company

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Idenix (Massachusetts) Inc.	Massachusetts
Idenix Securities Corporation	Massachusetts
Idenix (Cayman) Limited	Cayman Islands
Idenix SARL**	France

**	Wholly-owned by Idenix (Cayman) Limited